Exhibit 21

SUBSIDIARIES OF APRICUS BIOSCIENCES, INC.

1.	NexMed (U.S.A.), Inc., incorporated in Delaware on June 18, 1997.

2.	Apricus Pharmaceuticals USA, Inc. (formerly Topotarget USA, Inc.), incorporated in Delaware on July 12, 2006 and acquired by Apricus Biosciences, Inc. on December 29, 2011.

3.	NexMed Holdings, Inc., incorporated in Delaware on February 28, 1997.

4.	NexMed International Limited, incorporated in the British Virgin Islands on August 2, 1996.

5.	Arch Merger Sub, Inc., incorporated in Delaware on July 26, 2018.